SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34236

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 26, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on April 20, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Atlas U.S. Tactical Income Fund, Inc. [File No. 811-23623]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities under the Investment Company Act of 1940.

Filing Date: The application was filed on February 22, 2021, and amended on March 25, 2021.

Applicant's Address: kevin.bettsteller@dlapiper.com.

Broadview Funds Trust [File No. 811-22885]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Madison Small Cap Fund, a series of Madison Funds, and on August 30, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $289,892 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on September 19, 2019, and amended on February 4, 2021, and March 12, 2021.

Applicant's Address: stevef@madisonadv.com.

City National Rochdale Structured Claims Fixed Income Fund LLC [File No. 811-22358]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 19, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $56,216 incurred in connection with the liquidation were paid by the applicant's members on a pro-rata basis.

<u>Filing Date</u>: The application was filed on December 9, 2020.

<u>Applicant's Address</u>: laurie.dee@morganlewis.com.

FS Global Credit Opportunities Fund-A [811-22798]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FS Global Credit Opportunities Fund, and on December 14, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $587,027 incurred in connection with the reorganization were paid by the acquiring fund.

<u>Filing Date</u>: The application was filed on February 24, 2021.

<u>Applicant's Address</u>: legalnotices@fsinvestments.com.

FS Global Credit Opportunities Fund-ADV [811-23138]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FS Global Credit Opportunities Fund, and on December 14, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $587,027 incurred in connection with the reorganization were paid by the acquiring fund.

<u>Filing Date</u>: The application was filed on February 24, 2021.

<u>Applicant's Address</u>: legalnotices@fsinvestments.com.

FS Global Credit Opportunities Fund-D [811-22797]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FS Global Credit Opportunities Fund, and on December 14, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $587,027 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on February 24, 2021.

Applicant's Address: legalnotices@fsinvestments.com.

FS Global Credit Opportunities Fund-T [811-23139]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FS Global Credit Opportunities Fund, and on December 14, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $587,027 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on February 24, 2021.

Applicant's Address: legalnotices@fsinvestments.com.

FS Global Credit Opportunities Fund-T2 [811-23243]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FS Global Credit Opportunities Fund, and on December 14, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $587,027 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on February 24, 2021.

Applicant's Address: legalnotices@fsinvestments.com.

Man FRM Alternative Multi-Strategy Fund LLC [811-10083]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 30, 2019, November 1, 2019, and July 14, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $162,000 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $151,195.40 for the purpose of paying outstanding liquidation expenses.

Filing Dates: The application was filed on December 11, 2020 and amended on March 4, 2021.

Applicant's Address: Karen.Spiegel@srz.com.

Putnam High Yield Trust [811-02796]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam High Yield Fund, and on May 8, 2017 made a final distribution to its shareholders based on net asset value. Expenses of $309,330 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on February 2, 2021.

Applicant's Address: Bryan.Chegwidden@ropesgray.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary